July 16, 2009

Jeffrey L. Keefer
Executive Vice President and Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

> **Re:** **E. I. du Pont de Nemours and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 12, 2009**
> **File No. 1-00815**
> **Response Letter Dated July 9, 2009**

Dear Mr. Keefer:

We refer you to our comment letter dated June 25, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance